Mail Stop 4561

March 3, 2009

By U.S. Mail and facsimile to (413)452-5281

Robert A. Massey
Senior Vice President and Treasurer
Hampden Bancorp, Inc.
19 Harrison Ave.
Springfield, MA 01102

> **Re:** **Hampden Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Form 10-Q for Fiscal Quarters Ended September 30 and December 30, 2008**
> **File No. 1-33144**

Dear Mr. Massey:

We have reviewed your response letter, which was filed with the Commission on February 19, 2009, to our comment letter of February 5, 2009, and have the following additional comment.

Form 10-K

Consolidated Statements of Operations, page F-4

1. Please refer to your response to comment 2 of our February 5, 2009 letter. We continue to believe the EPS presentation requested in our comment is appropriate and is supported by our interpretation of paragraph 58 of SFAS 128. We re-issue comment 2 of our February 5, 2009 letter. Please revise future filings accordingly.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter that keys your response to our comment, including drafts of intended revisions to disclosures in future filings, and that provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief